
03 APR -3 AM 7:21


LRP Landesbank Rheinland-Pfalz

55098 Mainz
Telefon (0 6131) 13-01
Internet: www.lrp.de
E-Mail: LRP@LRP.de
BLZ 550 500 00

The United States
Securities and Exchange Commission
Division of Corporate Finance
Room 3099 (3-7)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

03022013


SUPPL

Your contact
Mr. Seibel

Your Reference	Our Reference	Telephone/Fax (06131) 13-	Date
	sei/ru/349	3108/3130	21 March 2003

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

Re: Landesbank Rheinland-Pfalz, File No. 82-4930
Claim for Exemption pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934

Dear Sirs,

Referring to our above mentioned claim for exemption please find enclosed the English version of our Financial Statement 2002.

If you have any queries please do not hesitate to contact me under the telephone number indicated above.

Yours faithfully,

LANDESBANK RHEINLAND-PFALZ
Girozentrale

Encl.

Financial Statement 2002

LRP Landesbank Rheinland-Pfalz

LRP MAINTAINS POSITION IN DIFFICULT MARKET ENVIRONMENT

- NET INCOME OF EUR 75 MILLION
- EQUITY INCREASED TO EUR 3.4 BILLION
- SUCCESSFUL RISK MANAGEMENT
- COST REDUCED
- INTENSIFIED COOPERATION WITH ITS SAVINGS BANKS' PARTNERS

LRP Landesbank Rheinland-Pfalz, Mainz, successfully maintained its position in the turbulent environment of fiscal 2002, which saw the Bank achieve several important objectives. LRP clearly strengthened its equity, was able to turn around the cost trend and generated net income of € 75 (100) million after risk provisions, which were established according to conservative valuation standards. "In view of the historically difficult market environment, this is a result we can be satisfied with," said Dr. h. c. Klaus G. Adam, Chairman of LRP, on the occasion of the press conference held to present the balance sheet figures.

Net interest income just maintained

While net interest income was just maintained at € 378 million, the weak economy and the confidence crisis in the stock market clearly reduced net commission income to € 71 million. Net income from trading activities declined to € 1.6 million due to the slump in stock prices.

Costs reduced

A cost-cutting program initiated in mid-2002 helped reduce administrative expenses by 1.3 % to € 261 million. Personnel costs declined to € 160 million despite collectively agreed wage increases, while operating expenses decreased by 1.7 % to € 101 million. Cost structures were reviewed and streamlined in addition to the possibilities already identified, such as reducing the workforce by 200 employees by 2005.

Successful risk management

In response to the difficult market environment, LRP has adopted a selective business policy and retained its conservative risk policy. Risk provisions and adjustments of € 90 (87) million (net) were established for loans, securities and equity investments.

Klaus G. Adam pointed out that no major risks or cluster risks have become evident in LRP's lending operations despite the increase in individual risks. In view of the extreme market volatilities, the risk controlling and management processes proved to be effective under most difficult conditions.

LRP to pay out a dividend

Operating profit declined to € 113 (157) million. After other operating expenses and income, risk provisions and extraordinary expenses for provisions for future allowances to pensioners, the Group's net income amounted to € 75 million and will allow dividend payments to the Bank's shareholders as well as further allocations to reserves.

Equity increased

Equity was increased by an impressive € 328 million to € 3.4 billion. As a result, the BIS core capital ratios reached 5.7 % and 11.2 % for the total capital and will increase to 6.6 % and 12.3 %, respectively, after formal approval of the balance sheet.

Selective credit growth

At € 69.6 billion, the consolidated balance sheet was on par with the previous year, while the business volume increased moderately to € 80.1 billion. Loan commitments were reduced clearly to € 5.1 billion and the securities position was reduced by 7.4 % to € 19.9 billion. At € 23.9 billion, loans to customers stayed at the previous year's level. This amount includes municipal and real estate loans of € 13.2 billion. Claims on banks increased by 9 % to € 21.7 billion, of which approx. one third is accounted for by the Rheinland-Pfalz savings banks.

Increased international funding

At € 31 billion, certificated liabilities remained LRP's main funding source. A major portion was issued in the international capital markets, including a € 1.5 billion global Pfandbrief as a benchmark bond. This fifth issue has made LRP a well-established issuer in the international capital markets, which is also reflected in the placement of own and third-party securities in an amount of € 58 billion. Bank funds and customer funds of € 21.6 billion and € 9.8 billion, respectively, provided another source of funding.

Strengthening the cooperation with its savings banks' partners

By refining its high-quality product range, LRP has helped the savings banks organization expand its leading market position in Rheinland-Pfalz. The savings banks now hold approx. one third of the building society market and account for approx. 50 % of the total volume of development funds. Klaus G. Adam said he was confident that the -Finance Group will maintain its leading position by further expanding the partnership within the entire savings banks organization. The contributions made by the -Finance Group in areas such as employment, education, tax payments and sponsoring clearly help to strengthen Germany's importance as an economic centre based on a dynamic SME sector.

MAINZ, 14 MARCH 2003

Financial Statement 2002

Group Balance Sheet (Key Figures) LRP, LBS, LRI, LRP Capital, LRA and WIB-Group (pro rata)	31 Dec. 2002	31 Dec. 2001	Changes in	
	€ billions	€ billions	€ billions	%
Total assets	**69.6**	69.8	– 0.2	– 0.2
Business volume	**80.1**	77.5	2.6	3.3
Claims on banks	**21.7**	19.9	1.8	9.0
Claims on customers	**23.9**	24.4	– 0.5	– 1.9
including: building loans of Landes-Bausparkasse	**2.0**	1.9	0.1	5.2
Securities	**19.9**	21.5	– 1.6	– 7.4
Trust assets	**2.3**	2.4	– 0.1	– 3.3
Liabilities to banks	**21.6**	22.2	– 0.6	– 2.6
Liabilities to customers	**9.8**	10.7	– 0.9	– 8.1
including: savers' deposits of Landes-Bausparkasse	**1.8**	1.6	0.2	12.1
Certificated liabilities	**31.0**	30.0	1.0	3.4
Capital funds	**3.4**	3.0	0.3	10.9

Group Results	1 Jan. – 31 Dec. 2002	1 Jan. – 31 Dec. 2001	Changes in	
	€ millions	€ millions	€ millions	%
Net interest income	**377.6**	383.2	– 5.7	– 1.5
Net commission income	**71.3**	78.5	– 7.2	– 9.2
Net income from trading activities	**1.6**	21.3	– 19.7	– 92.5
Other operating expenses/income	**13.8**	24.7	– 10.9	– 44.1
General administrative expenses	**260.9**	264.4	– 3.5	– 1.3
Provisions for risks/adjustments	**– 90.4**	– 86.8	3.6	4.1
Operating profit	**112.9**	156.5	– 43.6	– 27.8
Extraordinary income	**– 15.8**	–	– 15.8	–
Taxes on income and revenues	**22.1**	56.5	– 34.4	– 60.7
Net income	**75.0**	100.0	– 25.0	– 25.0
Staff (average number)	**2,101**	2,034	67	3.2
Ratios	**%**	%		
Return on Equity (RoE) before taxes	**9.2**	16.4		
Return on Equity (RoE) after taxes	**7.0**	10.5		
Cost-Income Ratio (CIR)	**56.3**	52.3		
Overall Ratio according to Principle I	**10.5**	10.2		
BIS Equity Ratio	**11.2**	9.9		

Differences due to rounding

Rating categories	Moody's	S & P	Fitch	JCR
Long-Term	Aa1	AA	AAA	AAA
Short-Term	P–1	A–1+	F1+	
Financial Strength/Individual	C	–	C	
Public-Sector Pfandbrief	AAA	AAA	AAA	

The LRP annual report 2002 will be published by the end of May 2003.

Addresses

LRP
Landesbank Rheinland-Pfalz

Grosse Bleiche 54-56
D-55098 Mainz
Tel (+ 49 61 31) 13-01
Fax (+ 49 61 31) 13-27 24
T-Online *66565#
e-mail: LRP@LRP.de
www.lrp.de

LBS
Landes-Bausparkasse Rheinland-Pfalz

Vordere Synagogenstrasse 2
D-55116 Mainz
Tel (+ 49 61 31) 13-02
Fax (+ 49 61 31) 13-47 40
e-mail: info@lbs-rlp.de
www.lbs-rlp.de

LRP Capital GmbH

Grosse Bleiche 54-56
D-55098 Mainz
Tel (+ 49 61 31) 13-24 03
Fax (+ 49 61 31) 13-39 13
e-mail: lrp.capital@LRP.de

LRI
Landesbank Rheinland-Pfalz International S.A.

10-12, Boulevard Roosevelt
L-2450 Luxembourg
Tel (+ 3 52) 47 59 21-1
Fax (+ 3 52) 47 59 21-3 14
e-mail: info@lri.lu
www.lri.lu

LTH
Landestreuhandstelle Rheinland-Pfalz

Ernst-Ludwig-Strasse 6-10
D-55098 Mainz
Tel (+ 49 61 31) 13-21 00
Fax (+ 49 61 31) 13-30 05
e-mail:
landestreuhandstelle@lth-rlp.de
www.lth-rlp.de

LB Rheinland-Pfalz Finance B.V. (LRA)

Strawinskylaan 3111
NL-1077 ZK Amsterdam
Tel (+ 31 20) 4 42 02 48
Fax (+ 31 20) 4 06 45 55

WIB
Westdeutsche ImmobilienBank

Grosse Bleiche 46
D-55116 Mainz
Tel (+ 49 61 31) 92 80-0
Fax (+ 49 61 31) 92 80-72 00
e-mail: info@westimmobank.com
www.immobilienbank.com

Managing Board

Dr. h. c. Klaus G. Adam, Chairman
Dr. Friedhelm Plogmann, Vice Chairman
Werner Fuchs
Paul K. Schminke

Published by:
LRP Landesbank Rheinland-Pfalz
– Girozentrale –, Mainz

11/ZPD 3/03 2.200